Exhibit 99.2

Buenos Aires, May 2, 2019
Notice: CPSA-GG-N-0229/19-AL

Comisión Nacional de Valores

Subject: Synthesis – Annual General Meeting and Special Meeting held on April 30, 2019.

Ladies and gentlemen,

I am pleased to address You, in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”), so as to submit the synthesis of the Annual General Meeting and Special Meeting held on April 30, 2019.

Shareholders representing 82.18% of share capital and votes attended the Meeting. The decisions taken were as follows:

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: it was approved by the majority of eligible votes to appoint shareholders Marcelo Suvá and Gonzalo Pérès Moore to sign the minutes.

2) CONSIDERATION OF THE ANNUAL REPORT AND ITS ANNEX; THE STATEMENT OF INCOME; THE STATEMENT OF COMPREHENSIVE INCOME; THE STATEMENT OF FINANCIAL POSITION; THE STATEMENT OF CHANGES IN EQUITY; THE STATEMENT OF CASH FLOW; NOTES TO FINANCIAL STATEMENTS AND ANNEXES; INFORMATION REPORT; ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS – SECTION 12, CHAPTER III, TITLE IV OF GR No. 622/2013 OF THE ARGENTINE SECURITIES COMMISSION (COMISIÓN NACIONAL DE VALORES) AND SECTION 68 OF THE LISTING RULES OF THE BUENOS
AIRES STOCK EXCHANGE (BOLSAS Y MERCADOS ARGENTINOS S.A.), AUDIT REPORT; AND THE COMPANY´S SUPERVISORY COMMITTEE REPORT. ALL THESE DOCUMENTS ARE WITH RESPECT TO THE FISCAL YEAR ENDED DECEMBER 31, 2018. The following were approved by unanimous eligible votes: (i) the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flow and the notes to the Consolidated Financial Statements as submitted by the Board of Directors; (ii) the Annual Report as submitted by the Board of Directors; (iii) the separated Financial Statements and the notes to the separated Financial Statements as submitted by the Board of Directors; (iv) the Independent Auditors Report and the Company´s Supervisory Committee Report, with respect to the fiscal year ended December 31, 2018; (v) additional information in accordance with Section 68 of the Listing Rules of Merval and with Section 12, Chapter III, Title IV of the Argentine Securities Commission Rules and the information report required by the Argentine Securities Commission Rules, as submitted by the Board of Directors.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

3) CONSIDERATION OF THE INCOME (LOSS) FOR THE FISCAL YEAR AND THE REMAINING RETAINED EARNINGS AND OF THE BOARD OF DIRECTORS’ PROPOSAL, WHICH CONSISTS ON THE FOLLOWING: (I) ALLOCATING PS. 450,459 THOUSAND FOR THE RECOMPOSITION OF THE LEGAL RESERVE; (II) ALLOCATING PS. 712,524 THOUSAND FOR THE CREATION OF THE LEGAL RESERVE OF THE FISCAL YEAR AND (III) ALLOCATING PS. 13,552,354 THOUSAND FOR THE VOLUNTARY RESERVE, TO BE DEFINED AT THE MEETING. CONSIDERATION AND APPROVAL OF THE PAYMENT OF THE PROFIT-SHARING BONUS, PURSUANT TO SECTIONS 12 AND 33 OF THE BYLAWS. The following were approved by the majority of eligible votes: i) to increase the legal reserve by Ps. 450,459 thousand, so as to restore the legal reserve to its amount prior to bearing the losses resulting from the exercise of the option contained in General Resolution No. 777/18 of the Argentine Securities Commission, which is ad referendum of this Annual General Meeting and Special Meeting, and the amount of Ps. 712,524 thousand for the creation of the legal reserve of the fiscal year; ii) after deducting the negative unappropriated retained earnings and the proposal with relation to the legal reserve, to allocate the remaining balance of the fiscal year to increase the voluntary reserve so as to increase the Company´s solvency by Ps. 13,552,354 thousand and iii) additionally, to pay the personnel´s profit-sharing bonus pursuant to Section 33 of the Bylaws for the amount of Ps. 82,242,676.

4) CONSIDERATION OF THE PERFORMANCE OF THE BOARD OF DIRECTORS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2018. The performance of the Company´s Board of Directors up to this Meeting was approved by the majority of eligible votes possible to be casted in this decision. Mr. Marcelo Suvá withheld his vote regarding his own performance.

5) CONSIDERATION OF THE PERFORMANCE OF THE COMPANY´S SUPERVISORY COMMITTEE DURING THE FISCAL YEAR ENDED DECEMBER 31, 2018. The performance of the Company´s Supervisory Committee up to this Meeting was approved by the majority of eligible votes.

6) CONSIDERATION OF THE REMUNERATION TO THE COMPANY´S BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018, WITH DUE REGARD TO THE LIMITATIONS IN CONNECTION WITH THE COMPANY´S NET INCOME, PURSUANT TO SECTION 261 OF LAW No. 19550 AND THE ARGENTINE SECURITIES COMMISSION RULES. CONSIDERATION OF THE ADVANCE PAYMENT OF DIRECTORS’ FEES FOR THE FISCAL YEAR TO END DECEMBER 31, 2019. The following were approved by the majority of eligible votes: i) the remuneration of the Directors for the fiscal year ended December 31, 2018, confirming the advance payment received, for the total amount of Ps. 6,355,140.11, and ii) to authorize the members of the Board of Directors and of the Audit Committee to receive advance payment ad referendum the next Meeting, which meeting shall consider the annual Financial Statements for the fiscal year ended December 31, 2019.

7) CONSIDERATION OF THE REMUNERATION TO THE COMPANY´S SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018, AND THE FEES’ REGIME FOR THE FISCAL YEAR TO END DECEMBER 31, 2019. The following were approved by the majority of eligible votes: i) the remuneration of the members of the Supervisory Committee for the fiscal year ended December 31, 2018, confirming the advance payments received, for the total amount of Ps. 637,500.00 and ii) to authorize the members of the Supervisory Committee to receive advance payment ad referendum the next Meeting, which Meeting shall consider the annual Financial Statements for the fiscal year ended December 31, 2019.

8) DETERMINATION OF THE NUMBER OF ALTERNATE DIRECTORS AND APPOINTMENT OF DIRECTORS AND ALTERNATE DIRECTORS. CONSIDERATION OF THE CONTINUITY OF THE CURRENT CHAIRMAN, UNTIL THE APPOINTMENT TO BE MADE BY THE COMPANY´S BOARD OF DIRECTORS. It was decided to set eleven alternate directors; to appoint the following as Directors of the Company: Osvaldo Arturo RECA, Miguel DODERO, José Luis MOREA, Juan José SALAS, Diego PETRACCI, Tomás PERES, Tomás José WHITE, Jorge An’bal RAUBER, Cristián LÓPEZ SAUBIDET, Jorge Eduardo VILLEGAS and Liliana Amelia MURISI; and to appoint the following as Alternate Directors of the Company: Marcelo Atilio SUVA, Justo Pedro SAENZ, Adrián Gustavo SALVATORE, Javier Alejandro TORRE, Rubén Omar LÓPEZ, José Manuel PAZOS, Enrique Gonzalo BALLESTER, Oscar Luis GOSIO, Juan Pablo GAUNA OTERO, Diego Federico CERDEIRO and Pablo Javier VEGA.

9) APPOINTMENT OF THE MEMBERS AND ALTERNATE MEMBERS OF THE COMPANY´S SUPERVISORY COMMITTEE FOR THE FISCAL YEAR TO END DECEMBER 31, 2019. It was decided to appoint Carlos Cesar HALLADJIAN, Eduardo Antonio EROSA and Juan Antonio NICHOLSON as Statutory Auditors of the Company; and to appoint Carlos Adolfo ZLOTNITZKY, Horacio Ricardo EROSA and Lucas NICHOLSON as Alternate Statutory Auditors of the Company.

10) CONSIDERATION OF THE COMPANY´S CERTIFYING ACCOUNTANT´S FEES WITH RESPECT TO THE ANNUAL ACCOUNTING DOCUMENTS FOR THE FISCAL YEAR 2018. The following were approved by the majority of eligible votes: i) the amount of Ps. 9,438,199.31 to cover audit services, ii) the amount of Ps. 533,064.94 to cover tax services and iii) the amount of Ps. 2,040,942.15 to cover non-audit services.

11) APPOINTMENT OF THE CERTIFYING ACCOUNTANT AND OF THE ALTERNATE CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR TO END DECEMBER 31, 2019 AND DETERMINATION OF THEIR REMUNERATION. The following were approved by unanimous eligible votes: i) the appointment of Pistrelli, Henry Martin y Asociados S.R.L as accounting auditors of the fiscal year to end December 31, 2019; the appointment of Germán Cantalupi (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 248, Page 60), partner of such firm, as Certifying Accountant, and the appointment of Ezequiel Calciati (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 163, Page 233) as Alternate Certifying Accountant of the mentioned financial statements; and iii) that the remunerations corresponding to the fiscal year 2019 shall be approved during the next Annual General Meeting.

12) APPROVAL OF THE ANNUAL BUDGET FOR THE FUNCTIONING OF THE AUDIT COMMITTEE. The total amount of Ps. 300,000.00 was approved by the majority of eligible votes for the functioning of the Company´s Audit Committee.

13) GRANTING OF AUTHORIZATIONS. It was approved by the majority of eligible votes to authorize Mr. Chairman and/or whom he may appoint, and/or José Manuel Pazos, Leonardo Marinaro, and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Francisco Cronshey and/or Christian Rodr’guez Montes and/or Mariano Luchetti and/or Mar’a Agustina Leppen and/or Mar’a Lucila Winschel and/or Veronica Apollonio and/or Jose Mar’a Bazan and/or Juan Barros Moss and/or Emilio Diaz Reynolds and/or Teodoro Rodriguez Caceres and/or Juan Zurano, so that any of them, individually or indistinctly, follow all the necessary procedures to file the decisions taken at the Meeting with the regulatory agencies.

Yours,

Leonardo Marinaro
Head of Market Relations
Central Puerto S.A.

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